TIGER JIUJIANG MINING, INC.

     October 26, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re: Tiger Jiujiang Mining, Inc.
Amended Registration Statement on Form S-1 Filed on October 26, 2011
File Number 333-166823

We have reviewed your comment letter dated October 3, 2011, regarding the above filing, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording.

General

1.

We have clarified throughout the registration statement at each instance where we have made reference to the respective roles of Kiukiang and Tiger that Tiger will control the exploration work on the Tiger property and will contract for and carry out the physical work. We have also attached a letter from Kiukiang confirming that control of the exploration work has been passed to Tiger.

2.	In addition, we have taken this opportunity to update our financial statements to August 31, 2011, the end of the second quarter in our accounting year.

Yours truly,
TIGER JIUJIANG MINING, INC.

/s/ “Chang Ya-Ping”

Chang Ya-Ping
President

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com